

Summary of 506(d) Background and Securities Enforcement Regulatory Checks

Client Name: Folla Capital
Securities Offering Name: Koolbridge Solar, Inc
Due Diligence Commenced: August 14, 2021
Due Diligence Concluded: August 17, 2021

You have informed me that all of the individuals listed below have self-certified, in their securities offering documents and associated regulatory filings, that they are not the subject of any of the disqualifying events enumerated in SEC Rule 506(d).

At your direction, Cogent CRC LLC ("Cogent") has conducted an independent background and securities enforcement regulatory check into the individuals listed below.

Cogent has used various subscription-based and open sources of information to conduct a factual inquiry to determine whether any of the following individuals, or entities under their control, have been subject to any of the disqualifying events enumerated in Rule 506(d), whose text is included in this report as Appendix A. Information about Cogent and the experience, methods and credentials of its principal is included in this report as Appendix B.

This table summarizes Cogent's findings. For each of the persons or entities listed in the table below, Cogent has used a variety of subscription-based and open-source investigatory tools to verify the identities of the individuals listed and to determine whether there is a reasonable basis for believing that a disqualifying event exists.

Name	Address	Identity Verified? (Yes/No)	Disqualifying? (Yes/No)
Eric P. Hinckley	1695 Eldorado Circle, Superior, CO 80027	Yes	No
William F. Griffin	2209 Deepwood Drive, Wilmington, NC 28405	Yes	No
Dr. Paul W. Dent	637 Eagle Point Road, Pittsboro, NC 27312	Yes	No
John Stephen Burnett	710-B Waynick Boulevard, Wrightsville Beach, NC 28480	Yes	No
Lawrence W. Zirbel	1035 Lakeview Drive Winter Park, FL 32789	Yes	No
J. Phillips L. Johnston, Jr.	907 Rockford Road, High Point, NC 27262	Yes	No
Robert Belts	15802 N. 71st Street Unit 503 Scottsdale, AZ, 85254	Yes	No
Koolbridge Solar Inc	710-B Waynick Blvd Wrightsville Beach 28480-2131 NC United States	Yes	No

For Cogent CRC, LLC



Rich Godfrey, Principal
Licensed Private Investigator in North Carolina #169435
rich@cogentcrc.com
919 360 0223

Date: 08/17/2021

Appendix A

Text of Rule 506(d) Bad Actor disqualifications

(d) "Bad Actor" disqualification.

(1) **No exemption under this section shall be available for a sale of securities** if the issuer; any predecessor of the issuer; any affiliated issuer; any director, executive officer, other officer participating in the offering, general partner or managing member of the issuer; any beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any investment manager of an issuer that is a pooled investment fund; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; any general partner or managing member of any such investment manager or solicitor; or any director, executive officer or other officer participating in the offering of any such investment manager or solicitor or general partner or managing member of such investment manager or solicitor:

(i) Has been convicted, within ten years before such sale (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:

(A) In connection with the purchase or sale of any security;

(B) Involving the making of any false filing with the Commission; or

(C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii) Is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before such sale, that, at the time of such sale, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(A) In connection with the purchase or sale of any security;

(B) Involving the making of any false filing with the Commission; or

(C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(iii) Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(A) At the time of such sale, bars the person from:

(1) Association with an entity regulated by such commission, authority, agency, or officer;

(2) Engaging in the business of securities, insurance or banking; or

(3) Engaging in savings association or credit union activities; or

(B) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such sale;

(iv) Is subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(b) or 78o-4(c)) or section 203(e) or (f) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3(e) or (f)) that, at the time of such sale:

(A) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer or investment adviser;

(B) Places limitations on the activities, functions or operations of such person; or

(C) Bars such person from being associated with any entity or from participating in the offering of any penny stock;

(v) Is subject to any order of the Commission entered within five years before such sale that, at the time of such sale, orders the person to cease and desist from committing or causing a violation or future violation of:

(A) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933 (15 U.S.C. 77q(a)(1)), section 10(b) of the Securities Exchange Act of 1934 (15 U.S.C. 78j(b)) and 17 CFR 240.10b-5, section 15(c)(1) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(c)(1)) and section 206(1) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-6(1)), or any other rule or regulation thereunder; or

(B) Section 5 of the Securities Act of 1933 (15 U.S.C. 77e).

(vi) Is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vii) Has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before such sale, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such sale, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(viii) Is subject to a United States Postal Service false representation order entered within five years before such sale, or is, at the time of such sale, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

(2) Paragraph (d)(1) of this section shall not apply:

(i) With respect to any conviction, order, judgment, decree, suspension, expulsion or bar that occurred or was issued before *September 23, 2013;*

(ii) Upon a showing of good cause and without prejudice to any other action by the Commission, if the Commission determines that it is not necessary under the circumstances that an exemption be denied;

(iii) If, before the relevant sale, the court or regulatory authority that entered the relevant order, judgment or decree advises in writing (whether contained in the relevant judgment, order or decree or separately to the Commission or its staff) that disqualification under paragraph (d)(1) of this section should not arise as a consequence of such order, judgment or decree; or

(iv) If the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known that a disqualification existed under paragraph (d)(1) of this section.

Instruction to paragraph (d)(2)(iv). An issuer will not be able to establish that it has exercised reasonable care unless it has made, in light of the circumstances, factual inquiry into whether any disqualifications exist. The nature and scope of the factual inquiry will vary based on the facts and circumstances concerning, among other things, the issuer and the other offering participants.

(3) For purposes of paragraph (d)(1) of this section, events relating to any affiliated issuer that occurred before the affiliation arose will be not considered disqualifying if the affiliated entity is not:

(i) In control of the issuer; or

(ii) Under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

(e) Disclosure of prior "bad actor" events. The issuer shall furnish to each purchaser, a reasonable time prior to sale, a description in writing of any matters that would have triggered disqualification under paragraph (d)(1) of this section but occurred before September 23, 2013. The failure to furnish such information timely shall not prevent an issuer from relying on this section if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

Instruction to paragraph (e). An issuer will not be able to establish that it has exercised reasonable care unless it has made, in light of the circumstances, factual inquiry into whether any disqualifications exist. The nature and scope of the factual inquiry will vary based on the facts and circumstances concerning, among other things, the issuer and the other offering participants.

Appendix B

About Cogent CRC LLC and Rich Godfrey

Rich has over 25 years' experience in the financial services industry, serving in senior operations and compliance management roles in London, Singapore and New York. He served as a Vice President of operations at Morgan Stanley Investment Management, the Director of Operations at Argent Funds Group, a $4.5bn alternative manager, and as a founding partner, COO and CCO of Raven Rock Capital, a $450m SEC-registered hedge fund. You can read Rich's complete work biography here https://www.linkedin.com/in/rich-godfrey-17a2287/.

From 2016 to 2018, Rich served as a financial investigator at the North Carolina Securities Division, where he was responsible for investigating potential violations of the securities laws. Rich conducted research, interviewed subjects and witnesses, wrote reports of investigation, provided affidavits, coordinated with other law enforcement and regulatory agencies, and assisted enforcement attorneys and sworn agents in dozens of cases. Rich received training in using open-source tools to perform financial investigations conducted by representatives of the North Carolina Secretary of State's Office, the Wake County Bar Association, The US Marshals Service, the National White Collar Crime Center (NW3C), Google and the Federal Bureau of Investigation.

Rich is the managing member of Cogent CRC, LLC. He writes Forms ADV, Compliance Manuals and otherwise assists SEC and state registered investment advisers with the administration of their compliance programs. He also conducts due diligence and research for attorneys working on financial matters and consults with them on behalf of their clients who are raising capital using securities offerings.

Rich is a licensed private investigator in North Carolina. He uses information compiled by Reuters Westlaw Peoplemaps and Tracers Premier, available only to licensed Private Investigators, to verify identities, initiate and supplement his business investigations and review court records. He also uses a variety of open-source databases and search tools relevant to 506(d) Bad Actor investigations such as those maintained by OpenCorporates, FINRA, the SEC (EDGAR), OCC, FINCEN, OFAC and others.

In August 2021, Rich was approved as a FINRA arbitrator.



ISSUED BY THE
NORTH CAROLINA PRIVATE PROTECTIVE SERVICES BOARD
RICH GODFREY
PRIVATE INVESTIGATOR
COGENT CRC LLC
LICENSE NUMBER: 169435
ISSUED: 01/29/2020
EXPIRES: 01/31/2022
BPN: 384392M

State of North Carolina
Private Protective Services Board
Company Business License
COGENT CRC LLC
PRIVATE PROTECTIVE SERVICES

State of North Carolina
Private Protective Services Board
Company Business License
COGENT CRC LLC
PRIVATE PROTECTIVE SERVICES